UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of March 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated March 6, 2018 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:March 6, 2018

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report - February 2018

Mumbai, March 6, 2018 : Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory.This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for February 2018

Category	Vehicle Model	Production		Domestic Sales		Exports
		FEB 2017	FEB 2018	FEB 2017	FEB 2018	FEB 2017	FEB 2018
Micro	NANO	490	34	312	52	56	0
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT, TIAGO, TIGOR	12347	11098	9655	11601	77	39
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	0	0
UV1	SUMO, NEXON	874	5568	880	4903	0	263
UV2	SAFARI, SUMO GRANDE, MOVUS	445	416	399	320	26	7
UV3	ARIA, HEXA	937	731	1026	895	1	5
V1	VENTURE	2	-17	5	0	0	0
V2	ACE MAGIC, MAGIC IRIS	1691	439	1680	2251	13	28
N1- A1	ACE, ACE EX, ACE Zip	8536	14315	7049	11890	1189	924
N1- A2	Super ACE, TATA207, XENON, Winger DV	3700	4508	3635	4124	780	954
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	240	152	61	235	1	2
M2- A2	Winger 14 seats, SFC407, CityRide	200	408	194	224	41	25
N2- A1	SFC407, LPT407	728	1203	1510	2108	101	252
N2- A2	SFC709, LPT709	947	1549	302	408	131	211
N2- A3	LPT9109	574	797	514	1183	131	246
N2- A4	LPT1109	353	515	803	1111	115	271
M3- A2	LP709, SFC410, LP410	1162	1055	940	1038	127	296
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	643	324	503	752	208	203
M3- C2	LPO1512, LPO1612, Starbus, Divo	787	356	1064	657	437	210
N3- A1	LPT1613, LPK1616, SK1613	3213	3376	1866	1772	1063	559
N3- B1(a)	LPT2518, LPK2518	2595	3150	3913	3554	279	203
N3- B1(b)	LPT3118	3919	6974	3923	6544	3	0
N3- B2(b)	LPS3518. LPS3015, LPS3516	0	0	716	203	63	23
N3-B2(d)	LPS4018, LPS4023	1078	1501	1685	1323	52	40
N3- B2(e)	LPS4928	428	1822	44	1845	1	7

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India's largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India's market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company's innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com ;follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.